Via Facsimile and U.S. Mail
Mail Stop 4720

December 17, 2009

Ms. Lynda L. Pitts
Chairman and Chief Executive Officer
Regan Holding Corp.
2090 Marina Avenue
Petaluma, California 94954

Re: Regan Holding Corp.
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
File No. 000-19704

Dear Ms. Pitts:

We have reviewed your October 16, 2009 response to our September 22, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Results of Operations, page 14

1. Please confirm that you will disclose the information provided in response to comment three in future filings beginning with your December 31, 2009 Form 10-K.

Consolidated Statement of Operations, page 23

2. Please refer to prior comment four. Your transfer of asset based trailing commissions to Legacy TM and subsequent sale of Class B interests appears to represent a sale of future revenues. However, your reference to SFAS 5 does not appear to support the recognition of the resulting $6.5 million gain. Please explain further or identify the additional technical literature upon which you relied in concluding that immediate recognition of this gain on the sale of the Class B partnership interest was appropriate. Also, your response did not quantify your basis in the partnership interests sold. Please tell us your basis in the Legacy TM partnership interests. Ensure that your response explains the factors that you considered in concluding that your rights to trailing

commissions have a cost basis of zero and quantifies any differences between the Class A and Class B interests.

3. Please revise your disclosure to explain and quantify the term, "all revenue" and explain whether this arrangement covers trailing commissions to be received by you for a defined period in the future or those to be received in perpetuity. Also, disclose the amount of the Class A interest that you have retained in this limited partnership and your accounting policy for this investment. In addition, provide us with the following information, related to the rights that you have transferred to Legacy TM:

    *   Describe the annuity products in effect on or prior to the closing date (e.g. name of issuing insurance carrier, product, year of issue and account balance) and quantify the related trail commission arrangements governing this inforce business. Explain whether these products include policies that had terminated prior to the closing date.
    *   Describe and quantify the impact on your future operating results due to the transfer of trail commission rights on policies that will become effective after the closing date.
    *   Describe the methods and key assumptions used to determine the $6.5 million value for Class B interests, which you state represents trail commissions "derived from premiums paid on sales of insurance policies."

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies, page 26

4. Please refer to prior comment five. Please revise your disclosure to quantify sales commissions earned by Producers and Wholesalers in Legacy Marketing's sales network for each period presented.

2. Discontinued Operations, page 30

5. We acknowledge your response to prior comment six. Please disclose the nature of legal claims made by your former clients and the related loss contingency accrual at December 31, 2008, as well as all contingent obligations under your agreement with Multi-Financial Securities Corporation. If you have not recorded an accrual for these loss contingencies, disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Ensure that your response explains to us how you evaluated the guidance in paragraph 8 of SFAS 5 in determining your accounting treatment and paragraphs 9-12 of SFAS 5 in determining your disclosure requirements.

11. Income Taxes, page 37

6. Please refer to prior comment seven. Your response does not explain the method used to allocate income taxes/benefits between continuing and discontinued operations. Please provide this disclosure. In particular, disclose the nature of the intercompany adjustments and the factors considered in your allocation of the valuation allowance for federal net operating loss carryforwards and other temporary differences, of which a benefit of $245,000 was allocated to continuing operations in 2008 and an expense of $278,000 was allocated to discontinued operations. Ensure that your response explains to us why you believe that your accounting treatment complies with the guidance in paragraphs 35-38 of SFAS 109.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant